2025 REPORT

Cairnspring Mills


CAIRNSPRING MILLS
Fresh Flour from Local Grains

LETTER

Dear investors,

2025 was a challenging and highly productive year for Cairnspring. We delivered our strongest production year to date, producing 7.8MM pounds of flour, while expanding our network of regenerative farmers and strengthening our supply chain. We also completed a transformational $50MM+ capital raise, including deeply aligned partnerships with tribal investors, positioning us for long-term impact and growth.

Despite some external delays—most notably a government-related financing slowdown and tariff-driven cost pressures—we remained focused and disciplined, keeping construction on track and the broader business moving forward.

Looking ahead to 2026, our priorities are clear: bring the new mill online in Q4, continue expanding regenerative certification across our farmer network, make key hires, and deliver on our commitments around tribal employment and partnership. We are also focused on pre-selling mill capacity, with a goal of reaching 50%

committed by the time we open. We're excited about the path ahead and grateful to have you with us as we build the next phase of the business.

We need your help!

Continuing to support the brand by sharing it with friends, promoting it through word of mouth, and sending along opportunities for sales, partnerships, and new accounts. I remain enthusiastic about helping grow awareness, strengthen relationships, and connect the brand with people and organizations who may be interested in purchasing, collaborating, or opening additional doors for growth.

Sincerely,

Tyler Gage

CFO

Rod Geiger

Director

Greg Moga

CEO

How did we do this year?



REPORT CARD

A-

☺ **The Good**

Strongest production YTD, producing 7.8mm pounds of flour.

$50mm capital raise for production of new mill

Expanded network of regenerative farmers

☹ The Bad

External delays

Tariff drive cost pressures

Government related financing slowdown

2025 At a Glance

January 1 to December 31



$7,339,066 +14%
Revenue



-$469,496
Net Loss



$5,020,381 +1%
Short Term Debt



$77,588,421
Raised in 2025



$16,519,000

Cash on Hand

As of 04/15/26



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$6,432,493

$7,339,066

-$906,363

-$469,496

2024

2025

Net Margin: -6%   Gross Margin: 43%   Return on Assets: -1%   Earnings per Share: -$0.09

Revenue per Employee: $524,219   Cash to Assets: 27%   Revenue to Receivables: 1,071   Debt Ratio: 80%

📄 Northwest_Mills_and_Specialty_Grains_SPC_GAAP_Financial_Report_2025.pdf

📄 Cairnspring_2023-2024_Financials.pdf

We  Our 961 Investors

Thank You For Believing In Us

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Mary Hosmer
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Steven Owens
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Diane Preston
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Susan Aviram
Andi Rouse
Marlene Orlick
G M
Jean Liu
Sharon Roeck
Georgene Diaz
Teri Rowan
Patience Lawrence
Alicia A Nissen
Peter Garfinkle
Michael Stephen Johnson
Corry Venema-Weiss
Hannah Osborn
Dana Groff
Nancy Bell
Benjamin Bradley
Keith McIntyre
William Jay Gordon
Matthew Farrell
John Kvasnosky
Jillian Ostlund
Oliver Bazinet
Laura Doepker
Limin Su
Carol M. Kolson
Lennis Herburger
Delaney Carr
Harry Battson
Hussain Albin Shaikh
Monte Marti
Susan OConnor
Kirk Pearson
Christy Lee-Engel
Patrick Culleton
John Stein
Bulent Baran

Benjamin Ovando
Megan Swann
Richard Brown
Ron Hadar
Daniel Marchant
Joshua Kaine
Joe Delwiche
Jennifer Ferry
Julia P
Mark Peek
Kelly L. Gomez
Judith Fouts
M B
Ed Luschei

George Hawkins
Dan Gwiazdowski
James Grasso
Mark Weinstein
Kathy Edris
Christian Cobo
Julie Huffman
Cathy Markham
Robyn Prudence Gibson
Kevin Bender
Joni Bosh
Sean Wessels
Mary Grassl

Mary MacKillop
Beth Hunter
Sandra R Eisenmann
Travis Gigliotti
Todd Rising
Alex De La Peña
Alex Michel
Diane Pigg
Eileen De Feo
David Keneipp
G Seaton
William Edwards
Jeannette Bigler

Susan L Bower
Kristin Redfern Arim
Mark T Miller
Anne Ostroff
Christophe Raftery
Krystyna Livingston
Brian Bergstrom
Danny Cohen
Elizabeth Mills
Brian Prinjinski
Lori Schuller
Natasha Zweig
Raymond F Day

Wilhelm Borner
Priscilla Murray
Lisa Morselli
Melinda McCall
Melonie Grieser
Scott Hoffberg Wilson
Brian Delahunt
Eric Evert
Kathleen S Micken
Tracy Hursh
Mack Stallcup
Joshua Shulman
Carol Wang

Brenden Olson
Kelly Prime
Eric George
Theresa Price
Denise Nicol-Bahil
Mary Vargo
Rick Jackson
Morgana Bernard
Jared Jared
Christine Chen
Megan Starr
Joshua Greenberg
Michael Fernacz

Thank You!

From the Cairnspring Mills Team



Kevin Morse

Co-founder & CEO

Agricultural innovator. CEO, farmer, and rural economic development exec overseeing multimillion dollar infrastructure and food system projects. Ex–Nature Conservancy director. Secured re-authorization for the Far...



Tyler Gage

CFO

Serial CPG entrepreneur. Founded & exited RUNA to Vita Coco. Structured $400M+ in M&A deals including Terrafertil to Nestlé & Flying Embers to JuneShine. Forbes 30 Under 30. Brown University BA. UPenn Wharton MBA





Michele Crowley

Director of Marketing

Brand architect. Former Marketing Director at Elysian Brewing Company (acquired by Anheuser-Busch InBev) and brand manager at Pyramid Breweries & Portland Brewing Co. University of Vermont BS



Francisco Mantilla

COO

Ops maven. Built vertically integrated supply chain with 3K+ smallholder producers as former RUNA Latin America CEO. Executed cocoa & pal...



Katie Rigg

Director of Sales

Food industry growth expert. Led $220M+ in annual pastry sales for The Chefs' Warehouse West Coast. Over 20 years Culinary experience including...



Dave Binczewski

Operations Manager

Ag-tech innovator. Delivered scalable plant propagation breakthroughs and built commercial greenhouse infrastructure for a global bamboo...



Manuela Phillips

Controller

Food finance specialist. 15+ years in high-growth food brands and global multinationals including Nestlé. Former GM at Terrafertil and Essentia...





Jill Costelow

General Manager - Blue Mountain

Food systems leader. 3x patents. 25+ years scaling ops at Nestlé, Coca-Cola, and Odwalla. Successfully grew multiple companies, led plant startup...

Details

The Board of Directors

Director	Occupation	Joined
Amy Boyer	CCO @ Alhoa	2024
Kevin Morse	CEO @ Northwest Mills	2016
Tyler Gage	CFO @ Northwest Mills	2021
Rod Geiger	Retired @ Self	2024
Greg Moga	Investor @ Self	2019

Officers

Officer	Title	Joined
Kevin Morse	Secretary President CEO	2016
Tyler Gage	Chairman	2021
Rod Geiger	Vice President	2024

Voting Power ⍰
No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2016	$690,002	Preferred Stock	Regulation D, Rule 506(b)
03/2017	$119,999	Preferred Stock	Regulation D, Rule 506(b)
12/2017	$436,003	Preferred Stock	Regulation D, Rule 506(b)
09/2018	$149,998	Preferred Stock	Regulation D, Rule 506(b)
09/2018	$165,002	Preferred Stock	Regulation D, Rule 506(b)
12/2018	$250,000	Preferred Stock	Regulation D, Rule 506(b)
07/2019	$728,720		Regulation D, Rule 506(b)

05/2020	$67,200		Other
03/2021	$1,875,000	Preferred Stock	Regulation D, Rule 506(b)
10/2023	$500,000		Other
12/2023	$391,600		Other
12/2023	$2,800,000		Other
06/2024	$1,725,000		Section 4(a)(2)
11/2024	$3,164,000		Other
06/2025	$3,280,184	Preferred Stock	Regulation D, Rule 506(b)
12/2025	$1,743,186		4(a)(6)
12/2025	$58,240,000		Other
12/2025	$25,000	Preferred Stock	Regulation D, Rule 506(b)
12/2025	$14,300,051	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/01/2019	$728,720	8.0%	20.0%	None	03/01/2020
06/04/2024	$1,725,000	8.0%	25.0%	None	07/01/2024

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
U.S Small Business Administration	05/16/2020	$67,200	$60,532	3.75%	05/16/2050	Yes
Novo Foundation	10/02/2023	$500,000	$340,503	4.43%	10/02/2028	Yes
Steward Lending LLC	12/07/2023	$391,600	$326,661	9.0%	12/07/2030	Yes
Steward Lending LLC	12/15/2023	$2,800,000	$0	9.0%	12/23/2024	
Steward Lending LLC	11/25/2024	$3,164,000	$3,164,000	8.75%	12/31/2025	Yes
Native American bank, Steward Lending, Mission Driven Finance, various CDE lends, and Schmidt Family Foundation	12/31/2025	$58,240,000	$58,240,000	8.0%	12/31/2032	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Preferred Stock	527,601	527,601	Yes
Series B Preferred Stock	211,553	211,553	Yes
Series C Preferred Stock	628,241	628,241	Yes
Series D 3 Preferred Stock	404,197	404,197	Yes
Common Stock	9,488,689	555,957	Yes
Series D 1 Preferred Stock	[illegible]	[illegible]	Yes

Series D 1 Preferred Stock	2,937,440	793,903	Yes
Series D 2 A Preferred Stock	1,764,291	1,319,387	Yes
Series D 2 B Preferred Stock	529,287	529,287	Yes
Series D 4 Preferred	635,122	93,673	Yes

Warrants: 27,857
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Maintaining premium flavor and nutrition standards while scaling to 10x output poses risk of quality dilution, especially with new equipment, teams, and raw material variability.

Shifts away from artisan bread or toward gluten-free and low-carb products could reduce market demand for premium wheat flour, especially in grocery and DTC channels.

Retail expansion into premium chains or grocers may create downward price pressure or require costly promotional spend to compete with larger players with lower cost structures

Cairnspring relies on identity-preserved regenerative grain from 12 regional farms. Droughts, transitions, or farmers exiting the program could constrain supply and disrupt contracts

As Cairnspring moves into branded retail and DTC, there's risk that mass-market formats dilute the brand's premium craft positioning or undercut core wholesale pricing.

Delays or cost overruns on the Oregon mill project could postpone revenue inflection points, impact loan covenants, or require bridge capital to maintain operations and momentum.

Fluctuations in wheat prices due to weather, trade policy, or geopolitical conflict can compress margins or lead to shortfalls in raw material supply, affecting profitability.

Contamination risks (e.g. mycotoxins, pests, allergens) can lead to recalls, regulatory penalties, or reputational harm—especially if traceability and HACCP procedures are weak.

. If one bakery group changes sourcing strategy, it could materially impact revenue and production forecasts.

Mechanical failure, lack of spare parts, or outdated machinery can cause unplanned production stoppages, delays in order fulfillment, and increased maintenance and capital costs.

Mill operations rely on skilled technicians and reliable shift workers. Tight labor markets or poor training programs can lead to inefficiency, safety incidents, or compliance issues.

Delays in wheat delivery, transportation bottlenecks, or shortages in packaging materials can halt production, impact inventory levels, and strain relationships with key customers.

Taking on outside investment that isn't values-aligned risks future tension with shareholders on trade-offs between margin optimization and regenerative, decentralizing impact goals.

Rod Geiger and Tyler Gage are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created  for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

our results of operations, financial position and capital resources;

current business conditions and projections;

the lack of marketability of our common stock;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Northwest Mills and Specialty Grains SPC

Washington Corporation
Organized August 2015
14 employees
11829 Water Tank Rd
Burlington WA 98233 https://www.cairnspring.com/

Business Description

Refer to the Cairnspring Mills profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cairnspring Mills is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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